Form 6-K
Securities and Exchange Commission
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For March 14, 2007
Gallaher Group Plc
(Translation of registrant’s name into English)
Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
82

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES
1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii): Gallaher Group Plc

2.	Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: (Yes)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (No)

An event changing the breakdown of voting rights: (No)

Other (please specify): (No)

3.	Full name of person(s) subject to the notification obligation (iii): John Gildersleeve (Gallaher Group Plc Chairman and proxy holder)

4.	Full name of shareholder(s) (if different from 3.) (iv):
Chase Nominees Limited
Credit Suisse Securities (Europe) Limited
HSBC Global Custody Nominee (UK) Limited
Nortrust Nominees Limited
State Street Nominees Limited
The Bank of New York (Nominees) Limited

5.	Date of the transaction (and date on which the threshold is crossed or reached if different) (v): 9 March 2007

6.	Date on which issuer notified: 13 March 2007

7.	Threshold(s) that is/are crossed or reached: 53%

8.	Notified details: N/A

A: Voting rights attached to shares

Class/type of shares if	Situation previous to the Triggering transaction (vi)
possible using the ISIN CODE	Number of Shares	Number of Voting Rights (viii)
Ordinary shares	26,662	26,662
ISIN: GB0003833695	(below 3%)	(below 3%)
Resulting situation after the triggering transaction (vii)

Class/type of shares if	Number of shares	Number of voting rights (ix)		% of voting rights
possible using the ISIN CODE	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary shares	352,246,091	0	352,246,091	0	53.61
ISIN: GB0003833695
B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Number of
voting rights that
may be acquired if
Type of			the instrument is
financial		Exercise/ Conversion	exercised/
instrument	Expiration date (xiii)	Period/ Date (xiv)	converted.	% of voting rights
N/A	n/a	n/a	n/a	n/a
Total (A+B) Number of voting rights	% of voting rights
352,246,091	53.61
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
N/A
Proxy Voting:
10. Name of the proxy holder:
John Gildersleeve
11. Number of voting rights proxy holder will cease to hold:
352,246,091
12. Date on which proxy holder will cease to hold voting rights:
9 March 2007 (immediately upon conclusion of the Court Meeting)
13. Additional information:
This notification relates to voting rights held by John Gildersleeve (Chairman of Gallaher Group Plc) pursuant to proxies received for the purposes of a Court Meeting held on 9 March 2007, in respect of a Scheme of Arrangement under s.425 Companies Act 1985. The voting rights lapsed immediately upon the conclusion of the Court Meeting.
When the proxies expired, the following voting rights returned to the following shareholders:
Chase Nominees Limited 9.55% of voting rights
Credit Suisse Securities (Europe) Limited 6.53% of voting rights
HSBC Global Custody Nominee (UK) Limited 6.80% of voting rights
Nortrust Nominees Limited 3.70% of voting rights
State Street Nominees Limited 6.12% of voting rights
The Bank of New York (Nominees) Limited 12.36% of voting rights
14. Contact name:
Robin Miller (Gallaher Group Plc Deputy Company Secretary)
15. Contact telephone number:
01932 372 554

Annex Notification Of Major Interests In Shares (xvi)
A: Identity of the person or legal entity subject to the notification obligation
Full name (including legal form for legal entities)
John Gildersleeve
Contact address (registered office for legal entities)
Chairman
Gallaher Group Plc
Members Hill
Brooklands Road
Weybridge
KT13 0DQ
Phone number
01932 372 000
Other useful information (at least legal representative for legal persons)
Legal representative:
Slaughter and May
One Bunhill Row
London
EC1Y 8YY
Contact: Peter Wilson
020 7090 3112
B: Identity of the notifier, if applicable (xvii)
Full name
N/A
Contact address
N/A
Phone number
N/A
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)
N/A
C: Additional information
N/A

Notes
(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.
(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.
(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.
In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:
- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;
- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;
- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;
- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;
- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;
- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;
- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.
(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.
(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.
The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.
These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.
(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state ‘below 3%’.
(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.
(viii) Direct and indirect
(ix) In case of combined holdings of shares with voting rights attached ‘direct holding’ and voting rights ‘indirect holdings’, please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.
(x) Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)
(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)
(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.
(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.
(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the [date]
(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.
(xvi) This annex is only to be filed with the competent authority.
(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

REPORT OF FOREIGN PRIVATE ISSUER
Securities and Exchange Commission
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)
	By:	/s/ Robin Miller
Name: Robin Miller
Date: March 14, 2007		Title: Deputy Company Secretary